

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 19, 2010

Mr. Si Chen
Chairman, Director and Chief Executive Officer
American Lorain Corporation
Beihuan Road
Junan County
Shandong, P.R. China 276600

> **Re: American Lorain Corporation**
> **Registration Statement on Form S-3**
> **Filed January 29, 2010**
> **File No. 333-164605**

Dear Mr. Chen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. In your Item 5.02 Form 8-K filed on September 22, 2009, you disclose that Xiandong Zhou, president of your company, resigned effective September 14, 2009. According to General Instruction B.1 of Form 8-K, this report was required to be filed within four business days after occurrence of the event. However, this report was not filed until September 22, 2009. As such, your report does not appear timely filed in accordance with the Registrant Requirement of I.A.3(b) of Form S-3. Please advise.

Incorporation of Certain Information by Reference, page 16

2.   Please revise to indicate the correct file number for the documents you are incorporating by reference, which number is 000-31619.

3.   Please revise to provide the correct date on which your Form 10-Q for the quarter ended September 30, 2009 was filed, i.e. November 13, 2009.

Signatures

4.   Please amend your filing to certify that you have reasonable grounds to believe that you meet all of the requirements for filing on Form S-3.

Part II. Information Not Required in Prospectus

Item 16. Exhibits

5.   We note from your exhibit index that you plan to file the form of indenture, exhibit 4.4, by post-effective amendment or with a future Exchange Act report. Please note that the form of indenture must be filed prior to effectiveness so that it may be qualified, as required by Section 309(a) of the Trust Indenture Act. Please file the form of indenture with a pre-effective amendment.

6.   Similarly, please file legal opinions covering all securities included in the registration statement in a pre-effective amendment. See Item 601(b)(5) of Regulation S-K.

Item 17. Undertakings

7.   Please explain why you have included the undertaking provided by Item 512(i) of Regulation S-K.

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

8.   Please revise the introductory language to paragraph 4 to include management's responsibility for maintaining internal control over financial reporting. See Item 601(b)(31)(i) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to any comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551- 3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: <u>Via Facsimile (212) 715-8277</u>
       Christopher S. Auguste, Esq.
       Kramer Levin Naftalis & Frankel LLP